

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2020

Dara Khosrowshahi
Chief Executive Officer
Uber Technologies, Inc
1455 Market Street, 4th Floor
San Francisco, California 94103

   Re: Uber Technologies, Inc
   Amendment No. 2 to Registration Statement on Form S-4
   Filed October 26, 2020
   File No. 333-242307

Dear Mr. Khosrowshahi:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4 filed October 26, 2020

Background of the Transaction, page 63

1.   We note your response to prior comment 7 and your analysis as to why you believe the disclosure is not necessary. However, we are unable to agree with your conclusion that the valuation analyses would be of limited value to stockholders. Please disclose the valuation analyses (including transaction price multiple and discounted cash flow analysis), and potential synergies discussed by the board at the July 1, 2020 meeting or provide further analysis, referring to staff guidance where applicable, to explain why you believe the disclosure is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Keira Nakada at (202) 551-3659 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Nussbaum, Esq.